UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 1, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the transcript of remarks made by Tom Naratil, President Wealth Management Americas and President UBS America, at an industry conference on May 31, 2016, which appears immediately following this page.

Kinner Lakhani, Analyst, Deutsche Bank

Thank you for joining. My name is Kinner Lakhani. I head the European banks research assets out of London. Great pleasure to have with us Tom Naratil, President of UBS Americas and President of Wealth Management Americas.

I think we’re going to start with some remarks from Tom and then we’ll move on to Q&A. Thank you.

Thomas Naratil, President-Wealth Management Americas

Thanks, Kinner and good morning, everyone. Before I join Kinner for some Q&A, I wanted to offer a few insights into what I’ve seen and learned in my first 150 days in my new role. As President of WMA, my focus is on growing a business that Bob McCann and his team successfully turned around over the past five years. Today Wealth Management Americas makes about $1 billion of pre-tax profit and I think there’s substantial upside in the business.

As President of the Americas, my objective is to bring together the firm’s best-in-class talent and capabilities to create and sustain success for UBS’ clients across all of our businesses in the region. For 2015, the Americas region generated CHF 1.8 billion of pre-tax profit for the group, which is second only to Switzerland. Importantly, profits generated in the U.S. are highly capital accretive as our financial crisis-era U.S. net operating losses mean that almost all of our U.S. profits accrete directly to capital.

For UBS, collaboration is unquestionably one of our greatest opportunities to drive profitable growth. We have become much better at doing this over the past few years, but substantial opportunities still exist. This means we need to bring the right resources to the right clients and enable our advisors to provide solutions to a whole spectrum of needs, deepening client relationships while also attracting new ones. The investment bank is an essential partner to Wealth Management Americas as it provides vital access to capital markets, efficient execution and world class research.I’d especially like to highlight the close cooperation between these businesses and capital markets transactions and advisory services for ultra high net worth clients.

Our asset management division is also a critical partner to WMA as it provides access to investment products and solutions from around the world that we can draw in the U.S.

Furthermore at UBS, our emphasis on partnering and collaboration is a global effort. A great example of this is the heightened cooperation that Jürg Zeltner, the President of Wealth Management and I have embarked on to bring each of our world class businesses closer together. We are enhancing the alignment of our global products and services platform, the ultra high net worth clients segment and technology to more effectively deliver the best content, solutions and services from any location to our clients regardless of domicile. The partnership between Wealth Management and Wealth Management Americas allows WMA in a number of areas to achieve the economies of scale of our larger U.S. competitors.

In Wealth Management Americas, our model is really unique. Our advisors are the most productive in the industry with about 7,000 advisors managing over $1 trillion in assets under management. We feel we are advantageously small with the power to deliver everything that UBS, the world’s largest and premier wealth manager, has to offer. To me, this "feel small, play big" concept, is at the core of our value proposition to clients and advisors. And it’s central to how we’ll continue to differentiate ourselves in the market.

The feel small part is about insuring that resources and the decision-making process are closer to our advisors and their clients. The play big piece means capitalizing on the capabilities, intellectual capital, global presence and insights of a $2 trillion wealth manager, which works alongside a leading investment bank and a global asset manager.

We’re also making the most of technology to improve the experience for both clients and advisors and you saw an example of this with our recent announcement regarding our strategic alliance with SigFig. This is not about creating a robo channel. It’s about combining the best technology and human interaction to enhance relationships that have lasted and will continue to last for generations.

Recruiting is not a sustainable growth strategy, it’s a consequence of attrition and we feel no urgency to increase the number of advisors that we have. Simply stated, I’d much rather invest in the people who are at UBS than the people who are not.

So in summary, for WMA we’re focusing on empowering our managers and financial advisors, moving decision-making closer to clients, leveraging our unrivaled global capabilities, investing in fast, secure, and reliable next-generation technology and laying a foundation for a sustainable growth.

Thank you. And I’ll now join Kinner for Q&A.

QUESTION AND ANSWER SECTION

<Q – Kinner Lakhani>: Great. Just wanted to start off with a personal question. Namely, that how does it feel to shift back to U.S. from your formal kind of CFO and COO role at the group level to being President of Americas and WMA? Is there anything you miss from your former role besides obviously speaking to analysts every quarter?

<A>: Yeah, I would say personally and professionally for me coming back to the U.S. was quite satisfying. Professionally, I started in the wealth management business at Paine Webber, almost 33 years ago and I was a trainee. So to be asked to come back and lead a business that you started in as the lowest person on the totem pole is a pretty unique thing to have happened. My family is here in the U.S. and our youngest child is junior in high school, so to get a chance to see him play a couple of seasons of hockey is certainly rewarding.

In terms of what I miss, I do think that one of the things that is a real treat of being a CFO of a large global institution is, at conferences like this and through the quarterly earnings process, you really interact with some exceptionally bright people and there is a good bit of challenge whether it’s from your investors or from your analysts. And I’d say that good healthy tension every quarter is something that I miss a bit.

<Q>: You mentioned quite a lot the potential synergies that you have within the group, I mean, what are you seeing the greatest opportunities are from here and having obviously played a significant role at the group level, what do you think you can exploit from here on?

<A>: So, if I think about some of the things that you’re going to announced a few weeks ago where we wanted the teams most focused. But I think that the global products and services platform, I believe you have jurisdictional differences from a regulatory perspective. This idea of bringing the best of what we manufacture regardless of where it’s manufactured to our clients as quickly as possible and that can go both ways. I think it is one of the greatest opportunities that we have to make sure we’re not duplicating things that we’re creating but also to make sure we bring the best ideas across to our clients as quickly as possible.

Second piece, the ultra high net worth segment, already Joe Stadler and John Mathews have really focused on ensuring that we’re sharing client events, focusing on what really is a group of clients that consider themselves to be global citizens. There is a better way of covering them, but I think we are starting to capitalize on that.

Technology is probably the biggest area of potential savings in terms of both efficiency and then future leverage out of that. But one of the things that we evaluated is, you’ve got a wealth management business in the U.S. equally sized to one outside of the U.S. and one option is to just adopt each other’s technology platform, but that’s actually the most expensive route that you can take and the one that where would leave the greatest number of advisors and clients unsatisfied. So what we haveinstructed the teams to do is to converge the technologies. So, to build every future build, whether it’s application 1 or application 12 has to be built to converge towards each other.

Second, we're agnostic towards build versus buy, which I think is a critical component. And then, the third piece of that the IB or asset management might also have technology components we should consider and in fact, if you look at our new client platform and Wealth Management Americas will be based on the IB’s new assistant, as well as our new advisor platform that we rollout next year as well.

<Q>: All right, again. And to taking a bit of a temperature on how the clients are thinking today. Clearly, it was a very volatile start to the year, a very challenging start. It’s been much more constructive markets over the last two months to three months, are clients responding to remove constructive environment now?

<A>: I think if you look – if you look at what’s impacting clients in the U.S. mostly today its really the upcoming election. And so, if you look at our client survey, what that we’ve done over the course of the past few years the number one concern of investors usually cited somewhere sort of high 40s to low 60s on the very worried scale, has always been dysfunction in Washington D.C.

In January of this year, we do the surveys in January and April, I’ll give you the January and April results. In January, a new one popped in at number four and about 47%, which was concerned about the U.S. election, 2016 Presidential election.

In April, the number of investors who are highly worried about that bumped up to 61%, so that clearly is the overriding – the overriding concern of investors today. And as a result, if you combine that with another really interesting statistic in the middle of the market tumble sort of late January, early February. We did a little bit of a push polls actually, late January. And we sampled 500 investors. And what you found was of investors who have a well detailed financial plan that they have gone through with their financial advisors. Even that kind of volatility, 90% of them in a position where they said they were going to make no changes to the portfolio. So I think the environment that we saw in one 1Q in terms of the atmospherics is the same where we are today. Outside of the fact is as you noted of course market levels are a bit higher.

<Q>: Would you give chance to maybe open up to the audience for questions? Okay, well, I will carry on with my own line of questioning, I’m sure we’ll have a few more later. You mentioned about recruitment is not a strategy per say, in terms of the kind of consolidating that seems to be going on around you obviously Barclays have exited, quiet a [indiscernible] recently exited from the U.S. retail broker network. How do you look at these kinds of opportunities?

<A>: So – we’ve been opportunistic certainly with one of them in particular where we found really good match between advisors that we were seeing as they were, as they were evaluating their employment opportunities, following the announcement of closure of business. We looked for advisors who are going to be fit into the culture of the firm, the offices that they are joining who got a good consulted approach to the way that they deal with their clients. And then they are also trying to look at, let’s evaluate the platform that we have and do I think that’s sufficient to be at for me to be able to serve the high networth and ultra high networth client base, and I think what we found through our most recent experience is that was we were able to secure a higher percentage of the advisors that we felt would benefit the most from joining us. I would say that in the days before an extensive regulatory process to go through, if you’re going to consider acquiring something, in the old days you would have done something like that through M&A where today, you can consolidate more quickly, hiring more advisor at a tim. So for those opportunistic events where we see group of advisors that are focused on a segment that we’re most interested in becoming available, we would take advantage of that.  My comment about recruiting that being a sustainable growth strategy, if you think about our model where we targeted to 6,500 advisors to 7,000 advisors, and we’re at the end of the first quarter it’s 7,145 advisors. We are at – we’re in a comfortable position for us to really focus in on what are we doing to drive the productivity per advisor.

So we’ve got the highest in the industry, but if you look at just that the move that we made on a commercial arrangement with the investment in SigFig is actually focused on how do we get technology that can improve the productivity of our advisor, which will deliver better margins for us in the future, because on that same fixed base that we have would be able to run, obviously more assets and more revenues per advisor.

<Q>: So, could you maybe take us into bit more detail on SigFig, not something I’m not particularly familiar with. Is it a business that kind of you have been looking at for a while, is there a certain infrastructure that you can create yourself?

<A>: Sure. So at a group level, as a whole, I would say, we really started diving into an extensive review of the fintech sector as we were exiting 2014 and beginning 2015. And sort of about this time last year, Sergio, Bob McCann and a delegation of others went out at the Silicon Valley, that with a number of VC firms and a number of fintech firms across the broad spectrum. One of them was SigFig and we evaluated them against host of others that we’re focused on what the sort of the press and the trade would cover as the robo space. We found that was very interesting about SigFig was that, there were a lot of B2C models that are out there, but there are very few B2B models. And we think the trend is going to move towards B2B because if you look, as you evaluate this whole space, you see a lot great technology out there. So great set of tools are being developed, but they were targeted at someone who really is in a highly educated user.

They are not a highly educated consumer of what the tools can actually do. So if you instead look at a model, it’s a bit of try to illustrate by giving the keys of a Lamborghini to a sixteen year old. It looks great, but may not be able to utilize fully the power what they have. If you think about the technology that we saw from SigFig, it does give, it will give, our advisors’ stability to do their job of collaborating with clients of putting together portfolios, of completing their asset allocation, of delivering portfolio assembly and management. And the last thing that I’d say –just to add to that one of the things that I thought what’s interesting is when I was in their offices in San Francisco and meeting with their management team as I ask them, what you did before you came to SigFig, what they said was I worked on the Amazon 1-Click team, I worked at Facebook, I worked at Twitter, I worked at eBay.

Everything that they did was focused on the client interface, ease of use and simplicity, which is something we don’t do very well in our industry. We reflect in our technology, the complexity of the underlying business, which is a horrible user experience. They’re better at doing the reverse which is sort of hide of the ugliness behind the smooth interface and that’s where we think that they can do a better job for us. We evaluated a build to get the same set of tools and determined that they’re going to do deliver the technology that we want faster and cheap and we can do on our own.

<Q>: Makes sense. Any questions from the audience?  So, I’ll just shift gears to more of the Americas role. It’s obviously a critical time for European banks operating out of the U.S. ahead of the kind of CCAR process, I understand there’s a private run in 2017. So I just wanted to get a sense of how the process is going, what lessons you’ve learned from some of the U.S. banks, what the pitfalls are generally that we should watch out for?

<A>: Sure. So I think first let’s go through the dates we have under the Foreign Bank Enhanced Prudential Standards, July was the implementation date for your U.S. intermediate holding company the effective date. That’s sort of the first lap of a four lap race. You have a required certification under Reg YY that you’ll make within 30 days. So, by July 31, to say that you’re operating effectively, which we expect to complete on time obviously. And then you have all the run up to your private submission under CCAR and then your first public submission the year following in 2018.

So, that obviously has a lot of our focus because clearly it’s critical for us to make sure our U.S. entity. As I mentioned in my remarks, we have really capital efficient earnings in the U.S. The key is how we make sure we get them up to the group holding company to be available for distribution to our shareholders. And we’ll do that by running a proper CCAR process.

What have we learned from the other banks, one of the better situations for us compared to where they had to start, there are now people in the marketplace, they’re very experienced with the whole CCAR process. So, we have hired people who have successfully gone through that process. That does help us to understand both where did people maybe have some stumbles early on in the process and what can we do to avoid those and what do we need to do to complete that successfully.

It’s important to remember that the CCAR process is both quantitative and qualitative. And for those who just focused on the 50,000 spreadsheet cell exercise, the quantitative side, it’s very easy to pass one component and fail the other. The qualitative piece, you have to make sure that this isn’t just an exercise for finance and risk teams. It has to be something where your business people can explain how they would manage the firm under in a stress situation. It’s identical to the ones that are listed in the Fed’s requirement of the CCAR testing. Did they understand the process and can they explain impact on their business including changes in revenue estimates. Is it plausible when you start to think about some of the actions that management would take on the cost line, for example?

So key is making sure you marry it up. I think one of the things that’s helpful when we set up the original CCAR project for the group when I was group CFO it was co-sponsored by myself and Bob McCain, he was head of the Americas, because we wanted a business person and the CFO on it. So we didn’t fall down along the way and then we’ve continued then on. I sort of shifted seats in the CCAR project to the business role and Kirt Gardner obviously is the new group CFO is also the co-sponsor with me.

<Q>: So you mentioned CCAR is going to be critical in terms of upstreaming the capital to the group level. Is it simply a process of having sufficient capital in the U.S. business and then beyond any capital generation gets up or are they going to be nuances and other challenges that you face around that. It’s very difficult for us as outsiders to have any sense of that process.

<A>: You know I think that’s one I’m glad that we’ll be a few years into the full CCAR process by the time if that becomes an issue for us. Because I do think that the U.S. banks have been learning their way as they have gone through a few rounds, the Fed is also been reflecting their desires, and I would say that of course there is always that tension between what’s adequate capital and then what is that extra cushion that makes regulators feel comfortable. I would note I have been encouraged that to see the flexibility that the U.S. firms have had in terms of both dividends and stock buybacks. I think that’s encouraging, I’m sure of that my former CFO and colleagues would say that they don’t feel that they have a much flexibility yet as they would like. And I’m sure that’s true, but I do think that for us to not have our first official filing until 2018 I think that puts us in a better position where there’ll be a well-worn path by the time.

<Q>: Of course. Yeah. And then maybe taking a step back, I mean how do you contextualize the importance of the Americas to the group as a whole?

<A>: I mean it’s critically important, if you think about a topic that you know well that the whole deferred tax asset piece that I mentioned a little bit earlier. And we have about $7 billion in recognized deferred tax assets, about $14 billion in unrecognized DTAs. We still only use the seven-year valuation window on an asset that has about 13 years left. So, that’s why if I were to – when I went around after the third quarter results and people knew about the new job that I had, the number one thing that investors. a lot of whom I’ll see today, the thing that they were mentioning to me was to make sure you grow that business in the U.S. because we don’t expect any of the deferred tax asset unrecognized. I guess you might think of that as a motivational speech to a CFO, but I think that, that component is really the substantial part of the value story or future value story for UBS, we're in the world’s largest wealth market, the world’s largest fee paying market, and we’re underweight and investing in the investment bank. And we think we’ve got great opportunity for collaboration across the businesses. So, when I think about that, we’re the second largest region for UBS, behind Switzerland. So there is a lot of room to go. We’ve got an equal balance of employees in the U.S. and Switzerland roughly. So, if you’re going to say that something is a second home market, you pick the U.S. before any other.

<Q>: Yeah. Any questions at this stage from the audience? In that case, I’ll carry on. So, talking about financial advisors, I think you’ve highlighted in the past and you mentioned that earlier the very high productivity of the advisors that you have at UBS, if not the highest I think in the industry. What is that is driving this very high productivity, what are the kind of metrics in place, which are kind of driving this result.

<A>: So, it is the highest in the industry, and I would say one of the – one of the advantages of having a focused strategy whether it’s a focus on limiting the number of advisors that you have. So, as a result there is a constant process of making sure that you’re improving the advisor base that you have. So, when you have attrition, and you do recruiting to cover for that, are you making sure that you’re bringing in advisors that are more productive than the once you lost, and we’ve been effective at doing that over the course of the last six years.

The second part of that is also that’s focused on the high net worth and ultra-high net worth segments. If you are in it and one of the things that we – when we went through the strategy six years ago for Wealth Management Americas, at least as we saw it, if you’re in the big cluster of firms at the top, 13,000 advisors, 14,000 advisors and 15,000 advisors, as the advisor count rises you go from ultra-high net worth to high net worth to core affluent to mass affluent.

And so, as you’re moving down, you’re losing scale, which means you lose productivity. So, it’s one of the things that’s a big advantage of focusing on the segments, and focusing on maintaining an advisor size, that’s, as I mentioned, advantageously small, you don’t need to open up a real estate locations that you can only cover at 65% occupancy. You don’t have to run large, new advisor training classes that have success rates that are less than 50% after two years. So, you can avoid a lot of that cost and you can focus in really on selecting advisors who’ll benefit from the most from the kind of platform that we have. That’s why I think this initiative that we announced about focusing on leveraging more from Wealth Management America’s Wealth Management is so critical because it’s the next phase of being able to deliver additional productivity for top line growth and doing so at a reasonable cost, which will benefit us on in terms of total profits.

<Q>: And obviously the regulations are changing and I’m referring particularly to the DOL rules that are coming in. How do you think that changes the model, how are you responding to it today? And are there any kind of risks for the industry in the future?

<A>: Sure. So I think if you think about this one, the whole DOL rule, a 1,000 page rule is never a lot of fun. I would say as we look at it, there are certainly changes that we’ll have to be made in terms of what you need to do comply with the rule. For us, it’s more – if you look at it, there are revenue opportunities for us that are positive. If we look at our institutional consulting business that we have, for example, there are number of corporates where they’ve been acting as a fiduciaries and the prospect of some of the liabilities associated with that going forward under the new rule will make it more likely that they want to hire us as an advisor to them. So that’s an area where we expect to see good growth. To the extent that we see some pressure on pricing or other aspects of our business, we think that’ll sort of net out against the business opportunities. And in the end, there’s probably a low double-digit million cost number in order to comply with the rule. Now, that might make it sound like there is much to do about nothing. I think the larger issue is whether someone’s core affluent or high net worth or ultra high net worth, chances are they have some form of a ERISA account or 401(k) rollover that they’ve done with us in an IRA. And we have clients that are very happy dealing with us today the way they deal with us. And we’re going to go to every single one of our clients and talk to them about the fact that although you’re very happy with the way you feel with us today, for a small sliver of your account, we’re going to have to change that the way that you deal with us. That’s not a great client experience, and it solves a problem that doesn’t exists.

<Q>: Yeah.

<A>: So, ultimately, I would say it’s probably tougher on smaller independents, the smaller IRAs than its going to be on anyone of the big firms in the U.S. market.

<Q>: Right. Maybe a final question for me and then if there are any from the audience we’ll address them. If Bob McCann is kind of role was to fix the business, how do you see your role and how the business will evolve over the next years?

<A>: Yeah. So I was Bob’s CFO and CRO for the first year that he was here. I think one of the things that Bob and the team were able to do from the initial work that we did was take a business that was losing money and show that it consistently can earn a $1 billion in profits. And I think the next phase of the journey is how do we get substantial, sustainable profit growth from where we currently are and I think that potential clearly is there. I also think there is an urgency behind it. The DTA timeframe doesn’t get extended.

<Q>: Yeah.

<A>: So there is a need for us to move with some haste towards improving our performance. I do think that as I mentioned a little bit earlier, we’ve been opportunistic around some things that I think should help to give us some tailwinds, certainly you saw that reflected in our fourth quarter and first quarter net new money. So that’s building the invested asset base.

The environment is – with the environment as it is you don’t get anywhere by trying to take a client who tells you, "I'm nervous and concerned" and trying to force them to trade. That’s a bad client value proposition. The relationships that we have are last for generations. And so, you have a what I would call a high talk to trade ratio in environments like this. But, that’s an investment in the future value of the business. And so, I think there is – whether it’s our business in the U.S. or even the business outside the U.S., I think there is a little bit too much focus on transactional activity in wealth management and what that means. What that means is a very short-term thing. If you’re really looking at the value of the business, you really want to focus in on what’s the value of those recurring revenue streams and that certainly in the U.S., if you look at the Fed and where net interest margin should be going and you look at the percentage of the assets that we have under mandates and the trend there, I would say we’re about to enter certainly in the U.S. the time period where the headwinds have gone to "no-winds" and starting to turn into tailwinds.

Kinner Lakhani, Analyst, Deutsche Bank

Great. Any last questions? If no, thank you very much. Thanks a lot guys for joining us.

Thomas Naratil, President-Wealth Management Americas

Thank you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  June 1, 2016